[Letterhead of Sutherland Asbill & Brennan LLP]

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sablaw.com

December 4, 2006

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Reynolds:

On behalf of TAC Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated December 1, 2006. The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

General

1.	We note your response to comment three of our letter dated November 9, 2006. Concerning the “relative difference” between the purchase price of the two companies and the merger consideration, we note the additional disclosure on pages 127 and 128. Please quantify the “relative difference.” Also, please revise to clarify how disclosure of the revenues for the six months ended June 30, 2005 for both subsidiaries is relevant to the issue of the “relative difference.” Please revise to clarify if PMC continues to be considered a “woman-owned business.” If not, please revise to clarify how this has affected PMC and will affect PMC in its continued operations. Additionally, it is also not clear how the combination of the two subsidiaries increased the total value in proportion with the increase in the previous aggregate purchase price and the current merger consideration since it appears OPTIMUS has experienced decreases in revenues since the transactions by Mr. Chapel were completed.

The Company has revised the disclosure set forth on pages 112 and 128 of its proxy materials in response to the Staff’s comment, and has moved the disclosure with respect to PMC’s status as a “woman-owned business” to page 109 of its proxy materials. In addition, the Company advises the Staff on a supplemental basis that the combined revenues of OPTIMUS and PMC increased by approximately $6.7 million between the nine months ended September 30, 2005 and the nine months ended September 30, 2006.

Mr. John Reynolds

December 4, 2006

2.	In connection with the above comment, we note that the net income for the combined entity appears to have decreased from the disclosure on page 133. Please revise to clarify how this factors into the increase in value. We note that you have cited the opinion of Capitalink as a justification for the merger consideration. The comments, however, are seeking an understanding of management’s rational for the merger consideration. If management solely relied on Capitalink’s opinion for the merger consideration and did not consider recent purchases in late 2005 and revenue comparisons, please revise to clarify.

The Company has revised the disclosure set forth on page 43 its proxy materials in response to the Staff’s comment. In addition, The Company advises the Staff on a supplemental basis that the decrease in net income for the combined entities between the nine months ended September 30, 2005 and 2006 was primarily attributable to an increase in interest expense and the one-time recognition of an increase in the fair value of the TAC warrant held by TICC. However, the combined entities experienced a net increase in revenue and operating income of approximately $6.7 million and $3.4 million, respectively, between the nine months ended September 30, 2005 and the nine months ended September 30, 2006.

3.	Also in connection with comment one, we note your disclosure on page 127 and 128 suggesting Mr. Chapel’s efforts have increased the combined value of the companies. Please revise to clarify how that is the case considering the prior transactions were completed in September 2005 and you approached Mr. Chapel in January of 2006, and in March of 2006 you determined that consideration of approximately $98.8 million ($25 + $38 + 38.8). Again we note that you are entitled to rely upon the fairness opinion included, but management’s determinations and reasons in deciding to contact Mr. Chapel four months after his acquisitions and offering him a multiple of his cost for the companies is material to investors understanding of this transaction and the determination of valuation.

The Company has revised the disclosure set forth on page 43 of its proxy materials in response to the Staff’s comment.

4.	We note your response to comment four of our letter dated November 9, 2006. On page 48, please revise to compare the consideration to be received by Mr. Chapel and the amount he actually paid to acquire both companies in late 2005. The amount he paid should not include any debt that is to be paid by the merger consideration.

The Company has revised the disclosure set forth on page 49 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

December 4, 2006

5.	Please update the disclosure throughout the proxy statement, such as the estimated per share conversion price and the estimated common stock to be issued in the merger transaction, as of the most recent practicable date.

The Company has revised the disclosure throughout its proxy materials in response to the Staff’s comment.

6.	We note your supplemental response to prior comment 19 of our letter dated November 9, 2006 that none of the officers or directors purchased of beneficially owned any warrants. We direct you to the statement on page v that Mr. Royce, an existing shareholder with significant ties to the company and management, purchased $2 million of warrants in open market transactions.

The Company advises the Staff on a supplemental basis that Mr. Royce has not previously served, and does not currently serve, as an officer or director of the Company. In addition, the Company respectfully refers the Staff to the disclosure set forth on pages v, 37, 40, 153 and 154 of its proxy materials indicating that other than the acquisition of warrants by Mr. Royce, none of the initial stockholders of the Company have acquired any warrants or shares subsequent to the Company’s initial public offering.

Risk	Factors

7.	We reissue prior comment 22 of our letter dated November 9, 2006. While we note the added disclosure that, currently, you do not believe the outcome will have a material adverse effect on the acquired business, discuss in greater detail the potential material adverse effect on your present and future business if the more serious penalties discussed in the risk factor are actually imposed.

The Company has revised the disclosure set forth on page 28 of its proxy materials in response to the Staff’s comment.

8.	We note your response to comment 23 of our letter dated November 9, 2006. We continue to note the inclusion of beneficial information in the risk factor on page 33. It is not clear how the listed companies are comparable to the target in either revenues or market capitalization. Please revise to clarify or remove the favorable comparison.

The Company has removed the above-referenced disclosure in response to the Staff’s comment.

TAC’s	Board of Directors Reasons for the Approval of the Merger

9.	We note your response to comment 29 of our letter dated November 9, 2006. Please revise to elaborate on the “relative valuation of AVIEL as a whole” that was made

Mr. John Reynolds

December 4, 2006

by the board. Also, clarify if your disclosure in this section relates to the fact that you had an estimated consideration in March of 2006. Clarify how the board came up with the consideration estimate in March of 2006.

The Company has revised the disclosure set forth on page 47 of its proxy materials in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that the Company’s board of directors did not prepare an “estimated consideration” in March 2006.

10.	Under the caption “negative factors,” please revise to address the decrease in net income from the corresponding nine month periods recently ended as disclosed on page 133.

The Company respectfully refers the Staff to its response to Comment No. 2 above. Specifically, the decrease in net income for the combined entities between the nine months ended September 30, 2005 and 2006 was primarily attributable to an increase in interest expense and the one-time recognition of an increase in the fair value of the TAC warrant held by TICC. However, the combined entities experienced a net increase in revenue and operating income of approximately $6.7 million and $3.4 million, respectively, between the nine months ended September 30, 2005 and the nine months ended September 30, 2006.

AVIEL Systems, Inc. Unaudited Pro Forma Combined Balance Sheet Adjustment (3)

11.	We note your response to prior comment 38 of our letter dated November 9, 2006. We note the stock consideration disclosed here represents the market value of stock of $28,972,779. Accordingly, please revise to present consistent disclosures in pages 4, 9, 61 and throughout the registration statement as appropriate.

The Company has revised the disclosure set forth on pages i, v, vi, 4, 9, 41 and 61 of its proxy materials to disclose the market value of the Stock Consideration in response to the Staff’s comment.

12.	We note your response to prior comments 40 and 41 of our letter dated November 9, 2006 where you indicate you have value is assigned on a combined basis. It is not clear how your conclusion (i.e. on a combined basis) is appropriate considering the dissimilar nature and life of the identified intangible assets noted. For example, we would not expect backlog to be amortized over a period longer that one-year, nor would we expect amortization of the intangible assets to be on a straight-line basis.

Accordingly, please revise to disaggregate your identified intangible assets by major category (e.g. backlog, customer contracts, and customer relationships) and explain how you estimated the useful life (for each category).

Mr. John Reynolds

December 4, 2006

AVIEL believes it has appropriately valued customer contracts (i.e. backlog) and customer relationships as a single identifiable intangible asset on a “combined basis” in accordance with SFAS 141-A14(b)(3). Since valuation of customer contracts requires analysis of existing contracts with customers and valuation of customer relationships requires analysis of future potential business that may come from those same existing customers, management believes that customer contracts and customer relationships are intangible assets not dissimilar in nature. The intangible asset has an amortization period of more than one year because all contracts with the government contain a base term of at least one or two years, with options to extend the contracts for several years beyond the initial award period. Partly due to the long-term nature of the work involved, the government has historically exercised its options to extend the contract to future option years. The intangible asset is amortized on a straight line basis because the valuation was based on the future revenue streams of the contracts that are the underlying basis of the intangible asset and are earned ratably over the period.

13.	We note your response to prior comment 42 of our letter dated November 9, 2006. However, you have not revised the disclosures as stated in our prior comments. Accordingly, we are repeating the comments. Please revise your disclosure to discuss the reasons why your purchase price allocation is preliminary (i.e. identify the information you have arranged to obtain) and indicate when the allocation is expected to be finalized. In addition, disclose the uncertainties regarding the effects of amortization periods assigned to the assets.

The Company has added disclosure on pages 79, 81 and 83 of its proxy materials in response to the Staff’s comment.

Funded Backlog and Total Estimated Remaining Contract Value

14.	We note that in response to comment 50 you have provided the disclosures for the nine months ended September 30, 2006. However, as stated in our in our prior comments, please provide the estimated contract value, funded and unfunded backlog for all the periods presented (2003, 2004 and 2005).

The Company has added disclosure on page 133 of its proxy materials in response to the Staff’s comment.

AVIEL’s Management’s Discussion and Analysis

15.	We note your response to comment 48 of our letter dated November 9, 2006. Please revise to clarify if the target business has enough assets to satisfy all its outstanding debt.

The Company has added disclosure on page 127 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

December 4, 2006

Beneficial Ownership of Securities

16.	We reissue prior comment 52 of our letter dated November 9, 2006. Disclose the control person(s) for each entity listed in the beneficial ownership table. We direct your attention to Instructions 3 to Item 403 of Regulation S-K

The Company has revised the beneficial ownership table beginning on page 150 of its proxy materials in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that it has included in its beneficial ownership table all persons or entities that have filed beneficial ownership reports indicating that they beneficially own greater than 5% of the Company’s common stock. In accordance with Instruction 3 to Item 403 of Regulation S-K, the Company “may rely upon information set forth in such statements.” The Company respectfully submits to the Staff that Instruction 3 to Item 403 of Regulation S-K was included because the entities and individuals filing beneficial ownership reports are in the best position to determine who has beneficial ownership of the shares referenced in such reports.

Optimus Corporation and Subsidiary December 31, 2005 Audited Financial Statements

Notes to Financial Statements

Note 1. Organization and Significant Accounting Policies

Financial Risk

17.	We note your revised disclosures in notes in response to comment 56 are not consistent with the discussions on page 125. For example, you state that approximately 85% of the revenue is received from two agencies and revenue under two contracts accounted for approximately 65.5% and 67.5% of the total revenue for the year ended December 31, 2005 and for the nine months ended September 30, 2006 respectively. Please revise your notes to present consistent disclosures.

The Company has revised disclosure on page 126 of its proxy materials in response to the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or John J. Mahon at (202) 383-0515.

Very truly yours,
/s/ Cynthia M. Krus
Cynthia M. Krus